June 21, 2023

Office of Manufacturing

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Andi Carpenter, Anne McConnell

Re:	Himax Technologies, Inc. Form 20-F for the Fiscal Year Ended December 31, 2022 Form 6-K filed on February 9, 2023 File No. 000-51847

Dear Andi Carpenter and Anne McConnell,

Himax Technologies, Inc. (the “Company”) acknowledges the receipt of a comment letter from the staff of the Securities and Exchange Commission (the “Staff”) dated June 8, 2023 with respect to the Company’s Form 20-F for the fiscal year ended December 31, 2022 and Form 6-K filed on February 9, 2023.

The Company is carefully considering the Staff’s comment and would like to request an extension of the due date for the Company’s response to July 31, 2023.

We appreciate the Staff’s accommodation for the extension. Should you have any questions regarding this extension request, please do not hesitate to contact me by email at jessica_pan@himax.com.tw or James C. Lin of Davis Polk & Wardwell LLP by telephone at +852 2533-3368 or email at james.lin@davispolk.com.

Yours sincerely,

/s/ Jessica Pan
Name: Jessica Pan
Title: Chief Financial Officer

cc:	James C. Lin, Partner
Davis Polk & Wardwell LLP